Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)

F - 1

FORTIS INC.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)

	September 30,	December 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$228	$332
Accounts receivable and other current assets	1,118	1,357
Prepaid expenses	119	84
Inventories	389	398
Regulatory assets (Note 6)	348	324
Assets held for sale (Note 11)	—	766
Total current assets	2,202	3,261
Other assets	620	552
Regulatory assets (Note 6)	2,948	2,854
Property, plant and equipment, net	33,598	32,654
Intangible assets, net	1,222	1,200
Goodwill	12,210	12,530
Total assets	$52,800	$53,051

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$383	$60
Accounts payable and other current liabilities	2,204	2,289
Regulatory liabilities (Note 6)	682	656
Current installments of long-term debt (Note 7)	411	926
Current installments of finance leases (Note 8)	242	252
Liabilities associated with assets held for sale (Note 11)	—	69
Total current liabilities	3,922	4,252
Other liabilities	1,263	1,138
Regulatory liabilities (Note 6)	2,830	2,970
Deferred income taxes	2,891	2,686
Long-term debt (Note 7)	22,598	23,159
Finance leases (Note 8)	330	390
Total liabilities	33,834	34,595
Commitments and contingencies (Note 17)
Equity
Common shares (1)	12,363	11,889
Preference shares	1,623	1,623
Additional paid-in capital	11	11
Accumulated other comprehensive income	593	928
Retained earnings	2,791	2,082
Shareholders' equity	17,381	16,533
Non-controlling interests	1,585	1,923
Total equity	18,966	18,456
Total liabilities and equity	$52,800	$53,051

(1) No par value. Unlimited authorized shares; 438.3 million and 428.5 million issued and outstanding as at September 30, 2019 and December 31, 2018, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

FORTIS INC.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2019	2018	2019	2018

Revenue	$2,051	$2,040	$6,457	$6,184

Expenses
Energy supply costs	522	574	1,851	1,810
Operating expenses	609	557	1,828	1,663
Depreciation and amortization	335	313	1,007	924
Total expenses	1,466	1,444	4,686	4,397
Gain on disposition (Note 11)	—	—	577	—
Operating income	585	596	2,348	1,787
Other income, net (Note 12)	33	23	114	50
Finance charges	262	245	794	724
Earnings before income tax expense	356	374	1,668	1,113
Income tax expense	32	52	223	135
Net earnings	$324	$322	$1,445	$978

Net earnings attributable to:
Non-controlling interests	$30	$30	$86	$90
Preference equity shareholders	16	16	50	49
Common equity shareholders	278	276	1,309	839
	$324	$322	$1,445	$978

Earnings per common share (Note 14)
Basic	$0.64	$0.65	$3.02	$1.98
Diluted	$0.63	$0.65	$3.02	$1.98

See accompanying Notes to Condensed Consolidated Interim Financial Statements

FORTIS INC.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2019	2018	2019	2018

Net earnings	$324	$322	$1,445	$978

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	142	(234)	(381)	317
Comprehensive income	$466	$88	$1,064	$1,295

Comprehensive income (loss) attributable to:
Non-controlling interests	$47	$(1)	$40	$131
Preference equity shareholders	16	16	50	49
Common equity shareholders	403	73	974	1,115
	$466	$88	$1,064	$1,295
(1) Net of hedging activities and income tax expense of $nil and $9 million for the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 - $nil and $nil)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

FORTIS INC.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars)

	Quarter Ended		Year-to-Date
	2019	2018	2019	2018

Operating activities
Net earnings	$324	$322	$1,445	$978
Adjustments to reconcile net earnings to cash from operating activities:
Depreciation - property, plant and equipment	298	279	893	824
Amortization - intangible assets	31	27	95	78
Amortization - other	6	7	19	22
Deferred income tax expense	53	62	164	123
Equity component of allowance for funds used during construction (Note 12)	(17)	(17)	(54)	(47)
Gain on disposition (Note 11)	—	—	(583)	—
Other	37	10	111	72
Change in long-term regulatory assets and liabilities	5	56	(81)	58
Change in working capital (Note 15)	120	50	20	(41)
Cash from operating activities	857	796	2,029	2,067
Investing activities
Capital expenditures - property, plant and equipment	(926)	(744)	(2,452)	(2,123)
Capital expenditures - intangible assets	(87)	(44)	(144)	(142)
Contributions in aid of construction	26	31	75	91
Proceeds on disposition (Note 11)	—	—	995	—
Other	(44)	(26)	(138)	(79)
Cash used in investing activities	(1,031)	(783)	(1,664)	(2,253)
Financing activities
Proceeds from long-term debt, net of issuance costs	415	253	807	605
Repayments of long-term debt, net of extinguishment costs, and finance leases	(2)	(54)	(941)	(285)
Borrowings under committed credit facilities	1,089	1,369	4,773	3,731
Repayments under committed credit facilities	(1,272)	(1,433)	(5,235)	(3,618)
Net change in short-term borrowings	73	(3)	334	20
Issue of common shares, net of costs and dividends reinvested (Note 9)	51	6	247	26
Dividends
Common shares, net of dividends reinvested	(123)	(110)	(359)	(340)
Preference shares	(16)	(16)	(50)	(49)
Subsidiary dividends paid to non-controlling interests	(17)	(27)	(68)	(67)
Other	11	3	19	23
Cash from (used in) financing activities	209	(12)	(473)	46
Effect of exchange rate changes on cash and cash equivalents	2	(3)	(11)	8
Change in cash and cash equivalents	37	(2)	(119)	(132)
Change in cash associated with assets held for sale	—	—	15	—
Cash and cash equivalents, beginning of period	191	197	332	327
Cash and cash equivalents, end of period	$228	$195	$228	$195

Supplementary Cash Flow Information (Note 15)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

FORTIS INC.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended September 30
(in millions of Canadian dollars, except share numbers)

	Common Shares (# millions)	Common Shares (Note 9)	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity

As at December 31, 2018	428.5	$11,889	$1,623	$11	$928	$2,082	$1,923	$18,456
Net earnings	—	—	—	—	—	1,359	86	1,445
Other comprehensive loss	—	—	—	—	(335)	—	(46)	(381)
Common shares issued	9.8	474	—	(5)	—	—	—	469
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(68)	(68)
Dividends declared on common shares ($1.3775 per share)	—	—	—	—	—	(600)	—	(600)
Dividends declared on preference shares	—	—	—	—	—	(50)	—	(50)
Disposition (Note 11)	—	—	—	—	—	—	(318)	(318)
Other	—	—	—	5	—	—	8	13
As at September 30, 2019	438.3	$12,363	$1,623	$11	$593	$2,791	$1,585	$18,966

As at December 31, 2017	421.1	$11,582	$1,623	$10	$61	$1,727	$1,746	$16,749
Net earnings	—	—	—	—	—	888	90	978
Other comprehensive income	—	—	—	—	276	—	41	317
Common shares issued	5.5	226	—	(1)	—	—	—	225
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(67)	(67)
Dividends declared on common shares ($0.85 per share)	—	—	—	—	—	(360)	—	(360)
Dividends declared on preference shares	—	—	—	—	—	(49)	—	(49)
Other	—	—	—	1	—	—	13	14
As at September 30, 2018	426.6	$11,808	$1,623	$10	$337	$2,206	$1,823	$17,807

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is principally a North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: Comprised of ITC Holdings Corp., ITC Investment Holdings Inc. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC, all operating in the United States. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: Comprised of UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. and UNS Gas, Inc., all operating in the United States.

Central Hudson: Represents Central Hudson Gas & Electric Corporation, operating in the United States.

FortisBC Energy: Represents FortisBC Energy Inc., operating in Canada.

FortisAlberta: Represents FortisAlberta Inc., operating in Canada.

FortisBC Electric: Represents FortisBC Inc., operating in Canada.

Other Electric: Comprised of utilities in Eastern Canada and the Caribbean as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("BEL").

Non-Regulated

Energy Infrastructure: Primarily comprised of long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia. The long-term contracted generation assets in British Columbia were sold on April 16, 2019 (Note 11).

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis and the non-regulated holding company FortisBC Holdings Inc ("FHI") of FortisBC Energy.

F - 6

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in its 2018 annual audited consolidated financial statements ("2018 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2019 follows.

ITC

In March 2019 the Federal Energy Regulatory Commission ("FERC") issued a notice of inquiry ("NOI") seeking comments on whether and how to improve its electric transmission incentives policy. The outcome may impact the existing incentive adders that are included in transmission rates charged by transmission owners, including ITC. Also in March 2019, FERC issued a second NOI seeking comments on whether and how recent policies concerning the determination of the base rate of return on common equity ("ROE") for electric utilities should be modified. The comment period of both NOI proceedings has ended. The outcome may impact ITC’s future ROE and incentive adders.

In September 2019 the regulated utilities in the Midcontinent Independent System Operator region, including ITC, filed an appeal in the U.S. Court of Appeal on FERC's order in 2018 that reduced the Company's incentive adders. The final resolution of this matter is not expected to have a material impact on the Corporation's earnings or cash flows.

Refer to the Corporation's 2018 Annual Financial Statements for further information on ITC’s incentive adders and ROE complaints.

UNS Energy

General Rate Application
In April 2019 TEP filed a general rate application with the Arizona Corporation Commission requesting an increase in non-fuel revenue of US$115 million effective May 1, 2020 with electricity rates based on a 2018 test year. The filing includes a request to increase TEP's allowed ROE to 10.35% from 9.75% and the equity component of its capital structure to 53% from 50% on a rate base of US$2.7 billion. Intervenor testimony in relation to TEP's revenue requirement and rate design was filed in October 2019. A decision is expected in 2020.

Transmission Rate Application
In May 2019 TEP filed a proposal with FERC requesting that a forward-looking formula rate replace TEP's stated transmission rates which is intended to allow for more timely recovery of transmission-related costs. In July 2019 FERC issued an order accepting TEP's proposed rate revisions, effective August 1, 2019, subject to refund following hearing and settlement procedures.

FortisBC Energy and FortisBC Electric

In March 2019 FortisBC Energy and FortisBC Electric filed applications with the British Columbia Utilities Commission requesting approval of a multi-year rate plan and rate-setting methodology for 2020 through 2024. A decision is expected in 2020.

FortisAlberta

Second-Term Performance-Based Rate-Setting Proceeding
The Alberta Utilities Commission ("AUC") continues to review regulatory applications for rebasing inputs included in rates under performance-based rate setting ("PBR") for 2018 to 2022, including anomaly-related adjustments and approved changes to depreciation parameters. FortisAlberta's 2018 and 2019 PBR rates remain interim pending the completion of the AUC's review. A decision is expected in 2020.

Generic Cost of Capital Proceeding
In December 2018 the AUC initiated a generic cost of capital proceeding to consider a formula-based approach to setting the allowed ROE beginning in 2021 and whether any process changes are necessary for determining capital structure in years in which a ROE formula is in place. In April 2019 the AUC determined that a traditional non-formulaic approach for assessing ROE and deemed capital structure would be used in 2021, with consideration of a formula-based approach for determining the allowed ROE for 2022 and subsequent years.

F - 7

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

2018 Alberta Independent System Operator Tariff Application
In September 2019 the AUC issued a decision that addressed, among other things, a proposal to change how the Alberta Electric System Operator's customer contribution policy is accounted for between distribution facility owners, such as FortisAlberta, and transmission facility owners ("TFO"). The decision prevents any future investment by FortisAlberta under the policy and directs that the unamortized customer contributions of approximately $400 million as at December 31, 2017, which form part of FortisAlberta's rate base, be transferred to the incumbent TFO in FortisAlberta's service area.

In October FortisAlberta filed additional evidence to oppose the decision. The decision is currently being reviewed by the AUC with a ruling expected before the end of 2019. The likely outcome of this process and potential impacts, if any, cannot be determined at this time.

3. ACCOUNTING POLICIES

The condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise noted.

The Interim Financial Statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 5.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2018 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues and expenses. Actual results could differ from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2018 Annual Financial Statements, except as described below.

New Accounting Policies

Leases
Effective January 1, 2019, the Corporation adopted Accounting Standards Update ("ASU") 2016-02, Leases, that requires lessees to recognize a right-of-use asset and lease liability for all leases with a lease term greater than 12 months, along with additional disclosures (Note 8).

At lease inception, the right-of-use asset and liability are both measured at the present value of future lease payments, excluding variable payments that are based on usage or performance. Future lease payments include both lease components (e.g., rent, real estate taxes and insurance costs) and non-lease components (e.g., common area maintenance costs), which Fortis accounts for as a single lease component. The present value is calculated using the rate implicit in the lease or a lease-specific secured interest rate based on the remaining lease term. Renewal options are included in the lease term when it is reasonably certain that the option will be exercised.

Fortis applied the transition provisions of the new standard as of the adoption date and did not retrospectively adjust prior periods in accordance with the modified retrospective approach. Fortis elected a package of implementation options, referred to as practical expedients, that allowed it to not reassess: (i) whether existing contracts, including land easements, are or contain a lease; (ii) the classification of existing leases; or (iii) the initial direct costs for existing leases. Fortis also utilized the hindsight practical expedient to determine the lease term. Upon adoption, Fortis did not identify or record an adjustment to the opening balance of retained earnings, and there was no impact on net earnings or cash flows.

F - 8

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Hedging
Effective January 1, 2019, the Corporation adopted ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities, which better aligns risk management activities and financial reporting for hedging relationships through changes to designation, measurement, presentation and disclosure guidance. Adoption did not have a material impact on the Interim Financial Statements and related disclosures.

Fair Value Measurement Disclosures
Effective January 1, 2019, the Corporation adopted elements of ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement, that are allowed to be early adopted. This ASU improves the effectiveness of financial statement note disclosures by clarifying what is required and important to users of the financial statements. The partial adoption of this ASU removed the following disclosures: (a) the amount of, and reasons for, transfers between level 2 and level 3 of the fair value hierarchy; (b) the policy for timing of transfers between levels; and (c) the valuation processes for level 3 fair value measurements.

4. FUTURE ACCOUNTING PRONOUNCEMENTS

Financial Instruments

ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, is effective for Fortis January 1, 2020 and is to be applied on a modified retrospective basis. Principally, it requires entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to estimate credit losses. Adoption is not expected to have a material impact on the consolidated financial statements and related disclosures.

Pensions and Other Post-Retirement Plan Disclosures

ASU No. 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans, issued in August 2018, is effective for Fortis January 1, 2021 and is to be applied on a retrospective basis for all periods presented. Principally, it modifies the disclosure requirements for employers with defined pension or other post-retirement plans and clarifies disclosure requirements. In particular, it removes the following disclosures: (a) the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit costs over the next fiscal period; (b) the amount and timing of plan assets expected to be returned to the employer; and (c) the effects of a one-percentage-point change on the assumed health care costs and the change in rates on service cost, interest cost and the benefit obligation for post-retirement health care benefits. Fortis plans to early adopt this update in the 2019 annual audited consolidated financial statements.

5. SEGMENTED INFORMATION

General

Fortis segments its business based on regulatory status and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated based on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions

Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2019 and 2018.

F - 9

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Inter-company balances, transactions and profit are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities, which are summarized below.

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2019	2018	2019	2018
Sale of capacity from Waneta Expansion to FortisBC Electric (1)	—	12	17	31
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy	5	6	17	19

(1)	Reflects amounts to the April 16, 2019 disposition of the Waneta Expansion hydroelectric generating facility ("Waneta Expansion") (Note 11)

As at September 30, 2019, accounts receivable included approximately $8 million due from BEL (December 31, 2018 - $16 million).

The Corporation periodically provides short-term financing to subsidiaries to support capital expenditure programs, acquisitions and seasonal working capital requirements. As at September 30, 2019, there were inter-segment loans outstanding of $79 million (December 31, 2018 - $nil). Total interest charged was $1 million for the three and nine months ended September 30, 2019.

F - 10

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (unaudited)

	REGULATED								NON-REGULATED
Quarter Ended									Energy		Inter-
September 30, 2019		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	425	659	215	183	153	97	317	2,049	2	—	—	2,051
Energy supply costs	—	229	54	42	—	29	168	522	—	—	—	522
Operating expenses	126	161	113	79	37	25	45	586	7	16	—	609
Depreciation and amortization	69	74	20	59	52	15	42	331	3	1	—	335
Operating income	230	195	28	3	64	28	62	610	(8)	(17)	—	585
Other income, net	9	5	4	5	—	1	—	24	—	9	—	33
Finance charges	80	32	12	34	26	18	19	221	—	41	—	262
Income tax expense	29	29	4	(5)	1	—	5	63	(4)	(27)	—	32
Net earnings	130	139	16	(21)	37	11	38	350	(4)	(22)	—	324
Non-controlling interests	23	—	—	1	—	—	6	30	—	—	—	30
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	107	139	16	(22)	37	11	32	320	(4)	(38)	—	278
Goodwill	8,127	1,829	597	913	228	235	254	12,183	27	—	—	12,210
Total assets	20,010	10,138	3,660	7,014	4,769	2,300	4,157	52,048	668	214	(130)	52,800
Capital expenditures	370	190	86	150	95	23	81	995	10	8	—	1,013

Quarter Ended
September 30, 2018
($ millions)
Revenue	386	687	214	161	155	96	307	2,006	37	—	(3)	2,040
Energy supply costs	—	280	66	32	—	33	162	573	1	—	—	574
Operating expenses	114	152	100	70	42	24	43	545	11	4	(3)	557
Depreciation and amortization	59	70	18	55	48	15	40	305	8	—	—	313
Operating income	213	185	30	4	65	24	62	583	17	(4)	—	596
Other income, net	11	6	1	2	—	1	(1)	20	—	3	—	23
Finance charges	73	26	10	34	25	10	19	197	1	47	—	245
Income tax expense	33	30	4	(7)	1	3	7	71	1	(20)	—	52
Net earnings	118	135	17	(21)	39	12	35	335	15	(28)	—	322
Non-controlling interests	21	—	—	1	—	—	5	27	3	—	—	30
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	97	135	17	(22)	39	12	30	308	12	(44)	—	276
Goodwill	7,922	1,783	582	913	227	235	250	11,912	27	—	—	11,939
Total assets	18,606	9,415	3,325	6,497	4,646	2,234	3,940	48,663	1,551	87	(57)	50,244
Capital expenditures	249	150	68	118	102	27	68	782	5	1	—	788

F - 11

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (unaudited)

	REGULATED								NON-REGULATED
Year-to-Date									Energy		Inter-
September 30, 2019		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	1,261	1,702	691	903	448	306	1,086	6,397	63	—	(3)	6,457
Energy supply costs	—	625	204	286	—	84	650	1,849	2	—	—	1,851
Operating expenses	382	474	338	240	114	77	138	1,763	30	38	(3)	1,828
Depreciation and amortization	200	222	59	177	157	46	128	989	16	2	—	1,007
Gain on disposition	—	—	—	—	—	—	—	—	—	577	—	577
Operating income	679	381	90	200	177	99	170	1,796	15	537	—	2,348
Other income, net	31	19	12	11	1	3	1	78	2	34	—	114
Finance charges	236	98	34	103	78	54	58	661	—	133	—	794
Income tax expense	110	48	13	19	2	6	16	214	(3)	12	—	223
Net earnings	364	254	55	89	98	42	97	999	20	426	—	1,445
Non-controlling interests	64	—	—	1	—	—	13	78	8	—	—	86
Preference share dividends	—	—	—	—	—	—	—	—	—	50	—	50
Net earnings attributable to common equity shareholders	300	254	55	88	98	42	84	921	12	376	—	1,309
Goodwill	8,127	1,829	597	913	228	235	254	12,183	27	—	—	12,210
Total assets	20,010	10,138	3,660	7,014	4,769	2,300	4,157	52,048	668	214	(130)	52,800
Capital expenditures	907	513	228	324	297	74	205	2,548	23	25	—	2,596

Year-to-Date
September 30, 2018
($ millions)
Revenue	1,114	1,661	690	816	439	297	1,040	6,057	134	—	(7)	6,184
Energy supply costs	—	628	248	216	—	95	621	1,808	2	—	—	1,810
Operating expenses	326	448	302	221	123	74	131	1,625	30	15	(7)	1,663
Depreciation and amortization	172	202	53	165	143	45	119	899	24	1	—	924
Operating income	616	383	87	214	173	83	169	1,725	78	(16)	—	1,787
Other income, net	32	12	6	4	—	2	(1)	55	—	(5)	—	50
Finance charges	211	76	31	101	74	30	57	580	4	140	—	724
Income tax expense	110	53	12	33	1	12	18	239	3	(107)	—	135
Net earnings	327	266	50	84	98	43	93	961	71	(54)	—	978
Non-controlling interests	58	—	—	1	—	—	10	69	21	—	—	90
Preference share dividends	—	—	—	—	—	—	—	—	—	49	—	49
Net earnings attributable to common equity shareholders	269	266	50	83	98	43	83	892	50	(103)	—	839
Goodwill	7,922	1,783	582	913	227	235	250	11,912	27	—	—	11,939
Total assets	18,606	9,415	3,325	6,497	4,646	2,234	3,940	48,663	1,551	87	(57)	50,244
Capital expenditures	717	419	175	318	325	81	193	2,228	36	1	—	2,265

F - 12

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 9 to the 2018 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2019	2018
Regulatory assets
Deferred income taxes	1,529	1,532
Employee future benefits	459	485
Deferred energy management costs	256	230
Rate stabilization and related accounts	144	90
Deferred lease costs	122	110
Deferred operating overhead costs	117	103
Manufactured gas plant site remediation deferral	88	73
Derivatives	88	57
Generation early retirement costs	86	98
Other regulatory assets	407	400
Total regulatory assets	3,296	3,178
Less: Current portion	(348)	(324)
Long-term regulatory assets	2,948	2,854

Regulatory liabilities
Deferred income taxes	1,475	1,574
Asset removal cost provision	1,185	1,169
ROE complaints liability	208	206
Rate stabilization and related accounts	166	220
Energy efficiency liability	103	106
Renewable energy surcharge	91	85
Electric and gas moderator account	52	60
Other regulatory liabilities	232	206
Total regulatory liabilities	3,512	3,626
Less: Current portion	(682)	(656)
Long-term regulatory liabilities	2,830	2,970

7. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2019	2018
Long-term debt	22,560	23,165
Credit facility borrowings	584	1,066
Total long-term debt	23,144	24,231
Less: Deferred financing costs and debt discounts	(135)	(146)
Less: Current installments of long-term debt	(411)	(926)
	22,598	23,159

F - 13

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

The long-term debt issuances for the nine months ended September 30, 2019 are summarized below.

($ millions, except %)	Month Issued	Interest Rate (%)	Maturity	Amount		Use of Proceeds
ITC
Secured notes	January	4.55	2049	US	50	(1)(2)(3)
Unsecured term loan credit agreement (4)	June	(5)	2021	US	200	(6)
Secured notes	July	4.65	2049	US	50	(1)(2)(3)
First mortgage bonds	August	3.30	2049	US	75	(1)(2)(3)
FortisBC Energy
Unsecured debentures	August	2.82	2049	200		(1)
FortisTCI
Unsecured non-revolving term loan (7)	February	(8)	2025	US	5	(2)(3)
Caribbean Utilities
Unsecured notes	May	4.14	2049	US	40	(1)(3)(6)
Unsecured notes	August	4.14	2049	US	20	(2)(3)(6)
Unsecured notes	August	3.83	2039	US	20	(2)(3)(6)

(1)	Repay credit facility borrowings

(2)	Finance capital expenditures

(3)	General corporate purposes

(4)	Maximum amount of borrowings under this agreement is US$400 million.

(5)	Floating rate of a one-month LIBOR plus a spread of 0.60%

(6)	Repay maturing long-term debt

(7)	Maximum amount of borrowings under this agreement of US$10 million has been withdrawn.

(8)	Floating rate of a one-month LIBOR plus a spread of 1.75%

Fortis used the proceeds from the disposition of Waneta Expansion (Note 11) to repay credit facility borrowings and repurchase, via a tender offer, US$400 million of its outstanding 3.055% unsecured senior notes due in 2026. A gain on the repayment of debt of $11 million ($7 million after tax), net of expenses, was recognized in other income, net.

In October 2019 Central Hudson issued 30-year US$50 million senior notes at 3.89% and 40-year US$50 million senior notes at 3.99%. The net proceeds will be used to repay maturing long-term debt, finance capital expenditures, and for general corporate purposes.

Credit Facilities

As at September 30, 2019, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.4 billion, of which approximately $4.3 billion was unused, including $1.3 billion unused under the Corporation's committed revolving corporate credit facility, as follows.

			As at
	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2019	2018
Total credit facilities	4,024	1,381	5,405	5,165
Credit facilities utilized:
Short-term borrowings (1)	(383)	—	(383)	(60)
Long-term debt (including current portion) (2)	(575)	(9)	(584)	(1,066)
Letters of credit outstanding	(64)	(50)	(114)	(119)
Credit facilities unutilized	3,002	1,322	4,324	3,920

(1)	The weighted average interest rate was approximately 2.5% (December 31, 2018 - 4.2%).

(2)	The weighted average interest rate was approximately 2.7% (December 31, 2018 - 3.3%). The current portion was $283 million (December 31, 2018 - $735 million).

F - 14

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 20% of the total facilities. Approximately $4.9 billion of the total credit facilities are committed facilities with maturities ranging from 2020 through 2024.

There were no material changes in credit facilities, other than the amounts utilized, from that disclosed in the Corporation's 2018 Annual Financial Statements.

8. LEASES

The Corporation and its subsidiaries lease office facilities, utility equipment, land, and communication tower space with remaining terms of up to 22 years, with optional renewal terms. Certain lease agreements include rental payments adjusted periodically for inflation or require the payment of real estate taxes, insurance, maintenance, or other operating expenses associated with the lease premises.

The Corporation's subsidiaries also have finance leases related to generating facilities with remaining terms of up to 37 years.

Leases were presented on the balance sheet as follows.

As at
($ millions)	September 30, 2019
Operating leases
Other assets	43
Accounts payable and other current liabilities	7
Other liabilities	35

Finance leases
Regulatory assets	132
Property, plant and equipment, net	429
Current installments of finance leases	242
Finance leases	330

The components of lease expense were as follows.
	September 30, 2019
($ millions)	Quarter Ended	Year-to-Date
Operating lease cost	2	7
Finance lease cost:
Amortization	4	13
Interest	12	36
Variable lease cost	7	29
Total lease cost	25	85

For the three and nine months ended September 30, 2018, operating lease cost was $3 million and $8 million, respectively.

F - 15

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

As of September 30, 2019, the present value of minimum lease payments was as follows.

($ millions)	Operating Leases	Finance Leases	Total
October - December 2019	2	236	238
2020	9	59	68
2021	7	32	39
2022	6	32	38
2023	5	33	38
Thereafter	24	1,109	1,133
	53	1,501	1,554
Less: Imputed interest	(11)	(929)	(940)
Total lease obligations	42	572	614
Less: Current installments	(7)	(242)	(249)
	35	330	365

As at December 31, 2018, the present value of minimum lease payments was as follows.

($ millions)	Total
2019	313
2020	77
2021	80
2022	49
2023	47
Thereafter	1,885
2,451
Less: Imputed interest and executory costs	(1,809)
Total capital lease and finance obligations	642
Less: Current installments	(252)
390

Supplemental lease information was as follows.	As at
September 30, 2019
Weighted-average remaining lease term (years)
Operating leases	10
Finance leases	21
Weighted-average discount rate (%)
Operating leases	4.2
Finance leases	5.4

	September 30, 2019
($ millions)	Quarter Ended	Year-to-Date
Cash payments related to lease liabilities
Operating cash flows used for operating leases	(2)	(7)
Operating cash flows used for finance leases	(4)	(13)
Financing cash flows used for finance leases	(1)	(16)
Right-of-use assets obtained in exchange for new lease liabilities
Operating leases	—	48

F - 16

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

9. COMMON SHARES

During the three and nine months ended September 30, 2019, the Corporation issued approximately 0.7 million and 3.5 million common shares, respectively, under its at-the-market common equity program at an average price of $52.20 and $51.51, respectively. The gross proceeds of $39 million and $181 million, respectively ($38 million and $178 million, respectively, net of commissions) were used primarily to fund capital expenditures.

10. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit ("OPEB") plans for qualifying employees. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2019	2018	2019	2018
Quarter Ended September 30
Components of net benefit cost
Service costs	20	21	6	8
Interest costs	31	29	6	5
Expected return on plan assets	(41)	(40)	(4)	(4)
Amortization of actuarial losses (gains)	6	12	(1)	—
Amortization of past service credits/plan amendments	—	—	(1)	(2)
Regulatory adjustments	1	(1)	2	1
Net benefit cost	17	21	8	8

Year-to-Date September 30
Components of net benefit cost
Service costs	58	62	20	23
Interest costs	94	85	19	17
Expected return on plan assets	(121)	(120)	(12)	(12)
Amortization of actuarial losses (gains)	18	36	(3)	—
Amortization of past service credits/plan amendments	(1)	—	(5)	(7)
Regulatory adjustments	2	(1)	5	4
Net benefit cost	50	62	24	25

Defined contribution pension plan expense for the three and nine months ended September 30, 2019 was $9 million and $31 million, respectively (three and nine months ended September 30, 2018 - $9 million and $29 million, respectively).

11. DISPOSITION

On April 16, 2019, Fortis sold its 51% ownership interest in the 335-megawatt Waneta Expansion for proceeds of $995 million. A gain on disposition of $577 million ($484 million after tax), net of expenses, was recognized in the Corporate and Other segment, and the related non-controlling interest has been removed from equity. Refer to Note 7 for use of proceeds.

Up to the date of disposition, Waneta Expansion contributed $17 million to earnings before income tax expense, excluding the gain on disposition, (three and nine months ended September 30, 2018 - $7 million and $44 million, respectively), of which Fortis' share was 51%.

F - 17

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

12. OTHER INCOME, NET

	Quarter ended		Year-to-Date
	September 30		September 30
($ millions)	2019	2018	2019	2018
Equity component of allowance for funds used during construction	17	17	54	47
Gain on repayment of debt (Note 7)	—	—	11	—
Derivative gains (losses)	8	2	21	(6)
Interest income	4	3	12	11
Other	4	1	16	(2)
	33	23	114	50

13. INCOME TAXES

For the three months ended September 30, 2019 and 2018, the Corporation's effective tax rates were 9% and 14%, respectively. The decrease in the effective tax rate was due to the release of a valuation allowance related to the expected utilization of capital losses.

For the nine months ended September 30, 2019, the Corporation’s effective tax rate was comparable with the same period in 2018.

14. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2019			2018
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter Ended September 30
Basic EPS	278	437.4	0.64	276	425.6	0.65
Potential dilutive effect of stock options	—	0.6		—	0.6
Diluted EPS	278	438.0	0.63	276	426.2	0.65

Year-to-Date September 30
Basic EPS	1,309	433.3	3.02	839	423.8	1.98
Potential dilutive effect of stock options	—	0.6		—	0.6
Diluted EPS	1,309	433.9	3.02	839	424.4	1.98

F - 18

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

15. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter Ended		Year-to-Date
	September 30		September 30
($ millions)	2019	2018	2019	2018
Change in working capital
Accounts receivable and other current assets	55	(23)	190	9
Prepaid expenses	(56)	(49)	(38)	(29)
Inventories	(16)	(28)	—	5
Regulatory assets - current portion	8	(10)	(8)	(33)
Accounts payable and other current liabilities	93	126	(163)	(39)
Regulatory liabilities - current portion	36	34	39	46
	120	50	20	(41)

Non-cash investing and financing activities
Accrued capital expenditures	330	350	330	350
Common share dividends reinvested	73	71	224	200
Contributions in aid of construction	14	10	14	10
Right-of-use assets obtained in exchange for operating lease liabilities	—	—	48	—
Exercise of stock options into common shares	1	—	5	1
Gila River generating station Unit 2 finance lease	—	211	—	211

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives

The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flows.

Cash flows associated with the settlement of all derivatives are included in operating activities on the consolidated statements of cash flows.

Energy contracts subject to regulatory deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values were measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values were measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

F - 19

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2019, unrealized losses of $88 million (December 31, 2018 - $57 million) were recognized as regulatory assets and unrealized gains of $1 million (December 31, 2018 - $9 million) were recognized as regulatory liabilities.

Energy contracts not subject to regulatory deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains are shared with customers through rate stabilization accounts. Fair values were measured using a market approach using independent third-party information, where possible.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and nine months ended September 30, 2019, unrealized losses of $15 million and $13 million, respectively, were recognized in revenue (three and nine months ended September 30, 2018 - unrealized losses of $10 million and $31 million, respectively).

Total return swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecasted future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $111 million and terms of one to three years expiring in January 2020, 2021 and 2022. Fair value was measured using an income valuation approach based on forward pricing curves. During the three and nine months ended September 30, 2019, unrealized gains of $10 million and $16 million, respectively, were recognized in other income, net (three and nine months ended September 30, 2018 - unrealized losses of nil and $3 million, respectively).

Foreign exchange contracts
The Corporation holds US dollar foreign exchange contracts to help mitigate exposure to volatility of foreign exchange rates. The contracts expire in 2019 and 2020, and have a combined notional amount of $166 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net and were not material for the three and nine months ended September 30, 2019 and 2018.

Interest rate swaps
During the third quarter of 2019, ITC entered into forward-starting interest rate swaps to manage the interest rate risk associated with the refinancing of long-term debt due in June 2021. The swaps have a combined notional value of $132 million and five-year terms with a mandatory early termination provision. The swaps will be terminated no later than the effective date of November 2020. Fair value was measured using a discounted cash flow method based on LIBOR rates. Unrealized gains and losses associated with changes in fair value are recognized in other comprehensive income, will be reclassified to earnings as a component of interest expense over the first five years of the forecast debt, and were not material for the three and nine months ended September 30, 2019.

Other investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments consist of mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. Gains and losses on these funds are recognized in other income, net and were not material for the three and nine months ended September 30, 2019 and 2018.

F - 20

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

Recurring Fair Value Measures

The following table presents the fair value of assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2019
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	19	9	28
Energy contracts not subject to regulatory deferral (2)	—	5	5	10
Total return swaps (2)	17	—	—	17
Other investments (4)	128	—	—	128
	145	24	14	183

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	(1)	(105)	(9)	(115)
Energy contracts not subject to regulatory deferral (5)	—	(11)	—	(11)
Foreign exchange contracts and interest rate swaps (5)	—	(2)	—	(2)
	(1)	(118)	(9)	(128)

As at December 31, 2018
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	33	8	41
Energy contracts not subject to regulatory deferral (2)	—	13	3	16
Other investments (4)	155	—	—	155
	155	46	11	212

Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(86)	(3)	(89)
Energy contracts not subject to regulatory deferral (5)	—	(1)	—	(1)
Foreign exchange contracts, interest rate and total return swaps (5)	(8)	(1)	—	(9)
	(8)	(88)	(3)	(99)

(1)
Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement. The change in level 3 from December 31, 2018 was immaterial.

(2)	Included in accounts receivable and other current assets or other assets

(3)
Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.

(4)	Included in other assets

(5)	Included in accounts payable and other current liabilities or other liabilities

F - 21

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which applies only to its energy contracts. The following table presents the potential offset of counterparty netting.

Energy Contracts	Gross Amount Recognized in Balance Sheet	Counterparty Netting of Energy Contracts	Cash Collateral Received/ Posted	Net Amount
($ millions)
As at September 30, 2019
Derivative assets	38	27	10	1
Derivative liabilities	(126)	(27)	—	(99)

As at December 31, 2018
Derivative assets	57	28	16	13
Derivative liabilities	(90)	(28)	—	(62)

Volume of Derivative Activity

As at September 30, 2019, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2019	2018
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	566	774
Electricity power purchase contracts (GWh)	2,507	651
Gas swap contracts (PJ)	181	203
Gas supply contract premiums (PJ)	291	266
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,575	1,440
Gas swap contracts (PJ)	48	37

(1)	GWh means gigawatt hours and PJ means petajoules.

Credit Risk

For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 65% of its revenue is derived from three customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC further reduces credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. The Company reduces its exposure by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

F - 22

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non‑performance by counterparties to derivatives. Credit risk is limited by net settling payments when possible and dealing only with counterparties that have investment‑grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $92 million as of September 30, 2019 (December 31, 2018 - $75 million).

Foreign Exchange Hedge

The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI and Belize Electric Company Limited is the US dollar. The Corporation's earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased this exposure by designating US dollar-denominated borrowings at the corporate level as a hedge of its net investment in foreign subsidiaries. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of US dollar-denominated subsidiary earnings.

As at September 30, 2019, US$2,742 million (December 31, 2018 - US$3,441 million) of net investment in foreign subsidiaries was hedged by the Corporation's corporately issued US dollar-denominated long-term debt and approximately US$8,986 million (December 31, 2018 - US$7,970 million) was unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value

Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and / or nature.

As at September 30, 2019, the carrying value of long-term debt, including current portion, was $23,144 million (December 31, 2018 - $24,231 million) compared to an estimated fair value of $26,422 million (December 31, 2018 - $25,110 million). Long-term debt is fair valued using level 2 inputs.

The fair value of long-term debt is calculated using quoted market prices or, when unavailable, by either: (i) discounting the associated future cash flows at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt with similar maturities. Since the Corporation does not intend to settle the long-term debt prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

17. COMMITMENTS AND CONTINGENCIES

Commitments

There were no material changes in commitments from that disclosed in the Corporation's 2018 Annual Financial Statements, except as follows.

In the first quarter of 2019, FortisBC Energy entered into two separate agreements to purchase pipeline capacity on the Westcoast Pipeline over a 42-year term, beginning in the fourth quarter of 2020, increasing obligations by a total of approximately $334 million.

F - 23

FORTIS INC. Notes to Condensed Consolidated Interim Financial Statements For the three and nine months ended September 30, 2019 and 2018 (Unaudited)

In March 2019 UNS Energy entered into a build-transfer agreement to develop a wind-powered electric generation facility, the Oso Grande Wind Project, which is expected to be completed by December 2020. UNS Energy expects to make payments under the agreement of US$259 million in 2019 and US$111 million in 2020, contingent upon certain performance obligations.

In April 2019 the Waneta Expansion ceased to be a related party (Note 11). This resulted in the disclosure of power purchase obligations of approximately $2.6 billion related to FortisBC Electric's agreement to purchase capacity from the Waneta Expansion over the 40-year period that began in April 2015.

Under a funding framework with the Governments of Ontario and Canada, Fortis will contribute a minimum of approximately $155 million of equity capital into Wataynikaneyap Power, based on Fortis' proportionate 39% ownership interest and the final regulatory-approved capital cost of the Wataynikaneyap Power project. In October 2019 Wataynikaneyap Power entered into loan agreements to help finance the project during construction ("construction loan agreements"). In the event a lender under the construction loan agreements realizes security on the loans, Fortis may be required to accelerate its equity capital contributions, which may be in excess of the amount otherwise required of Fortis under the funding framework to a maximum of $235 million.

Contingencies

In April 2013 FHI and Fortis were named as defendants in an action in the Supreme Court of British Columbia by the Coldwater Indian Band ("Band") regarding interests in a pipeline right of way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right of way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016 the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017 the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

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